Exhibit 99.21

Torex Gold Announces Results of Its 2025 Meeting of Shareholders

Toronto, Ontario — (Newsfile Corp. - June 18, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) announces the results of its 2025 annual and special meeting of shareholders (the “Meeting”) held virtually today.

ITEM 1. ELECTION OF DIRECTORS

At the Meeting, all director nominees listed in the Company’s management information circular (the “Circular”) dated May 7, 2025, were elected as directors of the Company. Detailed results of the vote by ballot are as follows:

DIRECTOR	VOTE TYPE	NUMBER OF VOTES	% OF VOTES
Richard A. Howes	For Withheld	70,294,788 127,354	99.82 0.18	% %
Jody L.M. Kuzenko	For Withheld	70,376,490 45,652	99.94 0.06	% %
Caroline Donally	For Withheld	69,557,610 864,532	98.77 1.23	% %
Jennifer J. Hooper	For Withheld	70,143,398 278,744	99.60 0.40	% %
Jay C. Kellerman	For Withheld	69,844,570 577,572	99.18 0.82	% %
Rosalie C. Moore	For Withheld	70,379,456 42,686	99.94 0.06	% %
Rodrigo Sandoval	For Withheld	70,023,385 398,757	99.43 0.57	% %

ITEM 2. APPOINTMENT OF AUDITOR

On a vote by ballot, KPMG LLP, Chartered Public Accountants, were re-appointed as auditors of the Company.

VOTES FOR	% VOTES FOR	VOTES WITHHELD	% OF VOTES WITHHELD
71,546,098	98.56%	1,041,833	1.44%

ITEM 3. APPROVAL OF UNALLOCATED SHARE UNITS UNDER THE EMPLOYEE SHARE UNIT PLAN

On a vote by ballot, a resolution was passed whereby the unallocated share units under the Employee Share Unit Plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2028.

VOTES FOR	% VOTES FOR	VOTES AGAINST	% OF VOTES AGAINST
67,303,395	95.57%	3,118,747	4.43%

ITEM 4. APPROVAL OF UNALLOCATED RESTRICTED SHARE UNITS AND AMENDMENTS TO THE RESTRICTED SHARE PLAN

On a vote by ballot, a resolution was passed whereby (i) the unallocated share units under the Restricted Share Plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2028, and (ii) the RSU Amendment (as defined in the news release issued by the Company on May 26, 2025) was approved.

VOTES FOR	% VOTES FOR	VOTES AGAINST	% OF VOTES AGAINST
65,301,189	92.73%	5,120,952	7.27%

ITEM 5. ‘SAY ON PAY’ EXECUTIVE COMPENSATION

On a vote by ballot, a non-binding advisory resolution was passed accepting the approach to executive compensation disclosed in the Circular and delivered in advance of the Meeting.

VOTES FOR	% VOTES FOR	VOTES AGAINST	% OF VOTES AGAINST
68,601,647	97.41%	1,820,494	2.59%

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR+ at http://www.sedarplus.ca/.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes but is not limited to the Company’s strategic objectives to deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “continue”, “strategy” and “ongoing” or variations of such words. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, those risk factors identified in the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”). Forward-looking information is based on the assumptions discussed in the AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws.

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https://www.newsfilecorp.com/release/256046